..........................................................................

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                              .............

                             SCHEDULE 14D-9
                             (Rule 14d-101)

  Solicitation/Recommendation Statement Under Section 14(d)(4) of the
                     Securities Exchange Act of 1934
                              .............

                          EXCEL TECHNOLOGY, INC.
                        (Name of Subject Company)

                          EXCEL TECHNOLOGY, INC.
                    (Name of Person Filing Statement)

                Common Stock, $0.001 par value per share
                      (Title of Class of Securities)

                                30067T103
                                .........
                  (CUSIP Number of Class of Securities)
                              .............

                              Alice Varisano
                         Chief Financial Officer
                          Excel Technology, Inc.
                             41 Research Way
                     East Setauket, New York 11733
                             (631) 784-6188

       (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of
                        Person Filing Statement)
                              .............

                             With a copy to:
                        Howard S. Breslow, Esq.
                         Breslow & Walker, LLP
                        100 Jericho Quadrangle
                        Jericho, New York 11753
                             (516) 822-6505

  [X]  Check the box if the filing relates solely to preliminary communications made before the commencement
                           of a tender offer.

..........................................................................

FOR IMMEDIATE RELEASE                    Contact:  Alice Varisano, CFO
                                                            or
                                                    Investor Relations
                                                       631-784-6175


GSI Group Signs Definitive Agreement to Acquire Excel Technology

BEDFORD, MA July 10, 2008: GSI Group Inc., (Nasdaq: GSIG) and Excel Technology Inc. (Nasdaq: XLTC) announced today that they have entered into a definitive agreement for GSI to acquire Excel in an all-cash transaction for $32.00 per share, or approximately $360 million, before fees and transaction costs. The offer price represents a 30.2% premium to the average Excel closing share price over the last 30 trading days.

The acquisition will be effected through a cash tender offer for all outstanding shares of Excel common stock at a price of $32.00 per share, followed by a second-step merger in which any untendered shares will be acquired at the same per share price. The boards of directors of both companies have unanimously approved the transaction. The tender offer is expected to commence on or about July 23, 2008. Subject to customary conditions and regulatory approvals, GSI expects that the transaction will close in the 3rd quarter.

GSI intends to pay the aggregate purchase price through a combination of available cash and external financing. GSI and its wholly owned subsidiary, GSI Group Corporation, have entered into definitive agreements with various investors to provide, subject to customary conditions, financing of $210 million for the transaction through the issuance of senior unsecured notes and warrants. On a non-GAAP cash basis, excluding the impact of any acquisition and purchase accounting related charges, the transaction is expected to be accretive to GSI for the full year 2009.

"This acquisition constitutes a major step in the execution of our strategy to expand our presence in our most attractive markets," said Dr. Sergio Edelstein, President and CEO of GSI. "GSI and Excel have a set of uniquely complementary products, technologies, and distribution channels, which will enable the combined company to provide customers with a significantly broader set of solutions."

Mr. Antoine Dominic, President and Chief Executive Officer of Excel commented; "As the industry evolves, geographical reach and breadth of product offerings become paramount. By joining forces, GSI and Excel will be in a very strong position to accelerate new product introductions and global market penetration. Although Excel has performed quite well independently over the years, this combination rewards our shareholders, creates opportunities for employees and offers more solutions for our customers."

For the twelve months ended December 31, 2007, Excel reported revenues of $160.0 million and net income of $17.7 million. For the same period, GSI Group Inc. reported revenues of $317.8 million and net income of $19.0 million.

GSI reaffirmed that its second quarter results will be slightly above the midpoint of the previously stated range with revenue expected between $64.0 million and $68.0 million and earnings per share of approximately two cents. The company expects to release its full second quarter earnings on Thursday, July 31st, 2008.

UBS Investment Bank acted as exclusive financial advisor and placement agent to GSI Group, Inc. in connection with the transaction. Needham & Company, LLC provided a fairness opinion to Excel's Board of Directors.

GSI Group has scheduled a conference call for July 10th at 8:30 a.m. EDT. Investors can access to the conference call by dialing (706) 634-5123.
A replay will be available after the call ends at (706) 645-9291, passcode: 54069322. A live audio webcast of the call will be made available at www.gsig.com and a replay will be available for fourteen days after the call ends.

Note: Non-GAAP differs from GAAP presentation due to the exclusion of the following non-cash expenses: restructuring charges, stock based compensation (123R) expense, amortization of intangibles, amortization of purchase accounting inventory write-up, non-cash interest expense, amortization of financing fees, and the related tax adjustment for these items.

About GSI Group Inc.

GSI Group Inc. supplies precision technology to the global medical, electronics, and industrial markets and semiconductor systems. GSI Group Inc.'s common shares are listed on Nasdaq (GSIG).
Forward Looking Information
Certain statements in, or incorporated by reference in, this press release may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995,
Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements may relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, tax issues and other matters. All statements contained or incorporated by reference in this press release that do not relate to matters of historical fact should be considered forward-looking statements, and are generally identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "objective" and other similar expressions. Investors should not place undue reliance on the forward-looking statements contained or incorporated by reference in this press release. Such statements are based on management's beliefs and assumptions and on information currently available to management and are subject to risks, uncertainties and changes in condition, significance, value and effect. Some of the risks and uncertainties that may cause actual results to differ materially from those contained in the statements include the following: (a) the occurrence of any event, change or other circumstance that could result in the tender offer not being consummated, including the conditions to the tender offer not being satisfied, or in the termination of the definitive merger agreement as a result of GSI's external financing described in this press release being unavailable due to the non-satisfaction of the conditions contained in the definitive financing agreements or the failure of the investors party thereto to fulfill their obligations thereunder, or as a result of other events set forth in the merger agreement which would entitle a party to terminate the merger agreement;
(b) the inability to complete the transaction due to the failure to receive required regulatory or other approvals or to satisfy other conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) the risk that anticipated synergies and opportunities as a result of the transaction will not be realized; (e) difficulty or unanticipated expenses in connection with integrating Excel into GSI; (f) the risk that the acquisition does not perform as planned, including the risk that GSI will not achieve revenue projections; (g) the inability to retain key employees of either company and (h) changes in either company's business between now and the completion of the tender offer and the merger.
Other risks include the fact that each of the companies' sales have been and are expected to continue to be dependent upon customer capital equipment expenditures, which are, in turn, affected by business cycles in the markets served by those customers. Other factors include volatility in the semiconductor industry, the risk of order delays and cancellations, the risk of delays by customers in introducing their new products and market acceptance of products incorporating subsystems supplied by the companies, risks of currency fluctuations, risks to the companies of delays in new products, our ability to continue to reduce costs and capital expenditures, our ability to focus R&D investment and integrate acquisitions, changes in applicable accounting standards, tax regulations or other external regulatory rules and standards, and other risks detailed in reports and documents filed by the companies with the United States Securities and Exchange Commission and by GSI with securities regulatory authorities in Canada. Such risks, uncertainties and changes in condition, significance, value and effect, many of which are beyond GSI's control, could cause the companies actual results and other future events to differ materially from those anticipated. GSI does not, however, assume any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

About Excel Technology

Founded in 1985, Excel and its wholly owned subsidiaries manufacture and market photonics-based solutions, consisting of laser systems and electro-optical components, primarily for industrial/commercial and scientific applications.

Excel's "Safe Harbor" Statement Under the Private Securities Litigation
Reform Act

This news release contains forward-looking statements, which are based on current expectations, including the effect of the merger on employees, investors and customers. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors including the risks associated with integration of the two companies following the closing of the transaction, future economic, competitive, regulatory, and market conditions, future business decisions, and those factors discussed in Excel's Form 10-K for the year ended December 31, 2007. In light of the significant uncertainties inherent in such forward-looking statements, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Excel undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of anticipated events.

Additional Information

The tender offer for outstanding common stock of Excel described in this press release has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Excel. At the time the tender offer is commenced, GSI and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Excel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GSI, Purchaser and Excel intend to mail these documents to the stockholders of Excel. These documents will contain important information about the tender offer, and stockholders of Excel are urged to read them carefully when they become available. Stockholders of Excel will be able to obtain a free copy of these documents (when they become available) and other documents filed by Excel or GSI with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from GSI by contacting GSI at 125 Middlesex Turnpike, Bedford, Massachusetts 01730, attention: Investor Relations, or from Excel by contacting Excel at 41 Research Way, East Setauket, New York 11733, attention: Investor Relations.